Can companies Brewery and Coffee Roasting Company located in West Hartford Connecticut and graduated from cheap beer in college teaching quality beer and higher price beer and always worry coffee as well since starting my job is a CPA I'm trying different rows and trying different coffees and brighten living in Boston right after college saw that there is a spark it for craft beer and Specialty coffee in Boston is one of the best coffee roasters in the world and indoor tile so kind of Ruin to the breweries in Boston and then there's Trillium in Harpoon like one of the pioneers of craft beer and really was drawn to this and you can make huge fan of both of them and have thought I was a perfect marriage and the collaboration between the two can do so much and create the space in West Hartford that really Camino Gallery Place where in the morning later Cafe you can enjoy a cup of coffee and espresso beverage with a friend co-worker. I feel welcome and then in the afternoon conditioning to a traditional Tap Room environment yellow people that's awesome your medicine like a few of the breweries in Boston not really inspired you is there any like One Brewery that you really look up to? One that got me into craft beer was Trillium Brewery like 500 square feet little one little bar area no real Taproom you would come and pick up Growlers and take it home in a group from one littlest bar area to having three locations in Boston a huge restaurant and roof deck Cambridge Mass were a lot of this kind of idea where I kind of thought I married and beer place in space where it's at Cafe in the brewery for working to call play so well in anyone's face. That's all I know is it's a great idea and collaboration kind of place where you can. Thanks I'll call you still coming to work and drink coffee and have this place that's outside your home and not you're working kind of beer I think will be your biggest difference in a lot of coffee and house serving an in-house and I also producing a beer in house so we're going to create Rose profile trading specific specific Beans Coffee Beans roasted a certain profile and then use that in a beer so I'm really sad about the collaboration between the two you can do a lot with coffee and beer drink coffee Stouts different styles of beer with with our coffee and dribble control the whole process will be roasted coffee to our profile to exactly what I had Burger is looking to make and we can we can do that and it's exciting because there's so much see what their experience was opening with the lookout for what's a kind of gauge for my sales in project and then that really kind of took it off for me once I talk to them I was like I can really happen and Robbie who she has had eight years experience in commercial Brewing can do pretty much any style of beer and brats goose is great beer and quality. Which of those are the first few initial steps that we took in the sky my goal at this place is really creator she don't got any place where anyone that maybe not be privy to craft beer might not be a huge craft beer fan comment find something that they're going to like not focused on trying New England ipas and having my car tablets to be ipas I wanted to create this place where it's very approachable menu so people can find a glider beer like a Pilsner a lager that they they can draw a hot summer day or doing what I'd say if they want that or style in the winter like it's going to be very seasonal Road King in I'm not going to really have that one friend of folks on and experience reflects that raise able to read those styles of beer call Matt at the beginning when I was getting into specialty coffee has very intimidated by all the jargon and pour over and different grind sizes French press all these extraction method on a different roast profiles with a single origin what's up with the blind could be overwhelming at first so we might go with the concept of things as well is to make it very approachable education at the at the rosary as well people can calm roast along with me they can come learn the difference tracks the methods or not to make a pour-over at home learn the different Origins and how how that is the growing message to Growing methods to Presby method how they affect the flavor and the ultimate Taste of the coffee in your cup we're going to be having like our our weekly run Club so we'll do that every week's people can come over my Skyrim run will do a loop around the brewery and then have a beer after and I will also be having seen the events involved with the initiative organizations in the community that host private event space in the in the Taproom evolve at the Chamber of Commerce Street that's the one thing I said why we chose West Harvard is the Community Driven in squirting each other's small businesses and then yeah I think the one one cool idea that I've come up with that can really awesome because you feel like you're part of a community is a big board on the brewery and you can in the tack room and you can buy a beer or coffee for someone else though so you go in want to buy a coffee or a beer for your friend is named Tom and you prepay for the beer and then when Tom comes in is a beer on you that's kind of cool as ice paying for a while so having the having a sense of community in the end of Brewery we're going to be in a 6000 square foot building in the Elmwood sectionals West Hartford menu specifically chose this location because I may be Love Alan more than nothing coming area and there's a lot of great things happening in Elmwood that maybe people don't know about it and it's been over a great neighbor and I think it's definitely and development has a few apartment complex that just got finished another hundred plus unit apartment complex that's being built within the next year's sign up and coming Ariana thank its place you want to be a very high traffic and it's on the premise on the corner of three different towns so there's there's a good place to be what are you most excited for with opening the brewery entire beer and sing their face when they she'll get it is and getting feedback from customers see what they like but they don't like and it's just the kind of the people in the door I mean we have are we have our customers now from The Coffee Roasting Company a we just started in January but we haven't we want to really have this face-to-face interaction with our customers and see their see their reactions you see you see them enjoying our product that's really but at what I'm looking forward to doing the creation part of an creating these different different getting creative with what we do in our offerings biggest challenge has been since the beginning has been to raise money for it. Especially given the pandemic and thanks you're so fine cigar wraps at this point they're going to focus on existing you listening to be gone bullhorn equipment to open within the next six months

WeHA Brewing super pumped to be talking with you man.Super pump. The you we got in touch.Let's kick it off with a little bit little bit about yourself.And you know what you're doing with we all yes,so we have brewing and roasting companies Brewery and Coffee Roasting Company.That's gonna be located in West Hartford, Connecticut and really how I got into this.I've been into craft beerfor as long as I can remember almost us to have been21 and graduated from cheap beer in collegeand start enjoying appreciating qualitybeer and higher price beerand I've always enjoyed coffeeas well since starting my jobas a CPA kind of love trying different roastand trying different coffeesand growing and living in Boston right after college kind of I saw that there is this market for craft beer and Specialty Coffee. Boston is one of the best coffee roasters and pretty much the world and George how so kind of grew into becoming a fan of specialty coffee through them. And then also the breweries in Boston and then there's Trillium and Harpoon like one of the pioneers of craft beer and really was drawn to this and became a huge fan of both of them and thought it was a perfect marriage and the collaboration between the two can can do so much and kind of want to create this space in West Hartford. That is really a communal Gathering Place. Where in the morning you ever Cafe. You can come enjoy a cup of coffee and espresso beverage meet with a friend of the co-worker kind of create this place where people feel like home at home and they they feel welcome and then in the afternoon transitioning to a traditional Taproom environment, I'm a brewery we can come with your family and your friends and have a beer meet other people. That's awesome. You're mentioning like a few of the breweries in Boston that really inspired you. Is there any like One Brewery that you really look up to? Yeah. It's a Trillium is really the one Brewery that got me into craft beer. I mean this small little Brewery 500 square feet little one little bar. Our area no real Taproom people just come and pick up Growlers and take it home and they grew from one little bar area to having three locations in Boston a huge restaurant and roofdeck a huge Brewery and can as well. So it's really draw a lot of inspiration from them. And then also Lamplighter in Cambridge Mass. We're kind of a lot of this kind of idea sprung from or where I kind of saw the marriage of coffee and beer play solo. They had a a space where that Cafe in the brewery people working just drinking espresso beverage but people are also drinking beer and all work. So well in one space and kind of I saw that and I was like, wow that's a great idea and kind of wanted to create that collaboration and kind of create this marriage and communal Gathering place where you can even if you don't drink beer you don't drink alcohol, you can still come do work and drink coffee and just have this place that's outside of your home. home and not your work and kind of you feel welcome and you can enjoy a Quality Beverage and not just A lower quality and macro produced and support a small business for sure. That's awesome. And so like looking at I mean looking at some of these other breweries out there sure there's some things you draw inspiration from but also like what what do you is there anything you really want to do different with we ha yeah, I mean the clock the cross collaboration. Mixing the coffee and beer I think will be your biggest differentiator. We're going to be roasting water coffee and house serving it in house. And I also producing our beer and house. So we're going to create Rose profiles created specific use specific Beans Coffee Beans roasted to certain profile and then use that in a beer. So there's I'm really excited about the collaboration between the two you can do a lot with coffee and beer creating coffee Stouts different clock styles of beer with with our coffee and rebel control the whole process so we can roast the coffee to our If I were to exactly what my head Brewer is looking to make and we can we can do that and it's exciting because there's there's so much opportunity and the Really the sky's the limit between what we can do with all the coffee made in house and all the beer made in the house. Yeah. That's awesome. And you know, when when did you really get inspired to really make the jump into starting your own business here? Yeah, man says I said I've been I've been a fan for craft beer and coffee for a while now and I want to move to West Hartford about three years ago. Now I saw there was a lacking of a breweries really in the area only one of their Brewery in town. I was like West Hartford such a great town and just we have this community feel like you feel like you're right at home right when you move in.Your neighbors are really are therefor you. So I wanted to kind of give back and create a space where people can come.Even feel like part of a family a part of a communityand that's really what drew the inspiration I really noticed.There's just really a lackand definitely space in the market especially in West Hartfordfor these type of places and especially as a brewery and a coffee roaster.We're definitely unique and nothing else really else is like us in this in this state.That's great. Do you having only lived there for 3 years.Do you do you already feel like you're it's your home?Yeah. I mean I get to say At this point I'm pretty confident.It's pretty much my forever home going to be living herefor the foreseeable future and raising a family here.I mean, it's one of the best actually rated one of the best towns in America to raise a familyand to grow into live.So it's definitely a place I see myself staying for a long long time.And what do you what do you like about it so much.It's a name is the mix of people essentially there's like how there's different neighborhoods.Not just one area. Like you can go to Elmwood sectionand get a clock tick mix of different businesses differenttypes of food different types of restaurants.Then he can go to the center. You can go to Blue backand get kind of up our scale dining experience and different different restaurants.And also just yeah the the community feel of its you feel like you'reas I said right at home rightwhen you move here and you don't have Have trouble approaching your neighborsor asking for help everyone especially jumps in to help especially as I saw during the pandemic.I mean I think everyone. Jumped in tohelp as much as possible and do the community forums Facebook groups.Everyone was willing to help our health care workers willing to help our First Respondersand you saw that a lot in West Hartford even even during the talkand even especially more during the tough times. Awesome, and when you know when you decided to,you know, take this journey start start your own Brewery. What was what was the first few steps you took?To get started. Yeah, I mean the first few is just I mean,the biggest thing for me was starting off was just writing a business plan.I had the experience from going to business school.We are my first class at Bryant University in Rhode Island was to write a business plan.So I'll go back to freshman year looked at kind of the course.I took that experience and wrote A business planand then the financial is for me was when it's easier,but it's given that I'm a seat.EPA and I've had the accounting background I think creating those financials wereprojections where were easier than that just got checking in with talking to other nextbiggest thing was talking other breweries local breweries in the area.Seeing what their experience was openingwhat to look out for what to kind of gaugefor my sales and project and then that really kind of took it off for me once I talk to them.I was like this can really happen and then it just went from there.And I see I meant my head Brewer Robbie who he has had eight years experience in commercial Brewing.It can do pretty much any style of beer and really produces great beer and quality beer,which is obviously what we want to create is not not just great coffeeand beer but also create qualitybeer and stuff with a lot of breweriesand are you want to create a different quality product that's going to stand outand can't just create any any productso that's Kind of those were the first few initial steps that we took to getting this going.Awesome. And what was the what was the first beer you had from Robbie and what you know,what kind of stood out aboutit and how does that influence the type of beer and coffee that you guys want to brew?Yeah, so I went down to his Breweryand Brooklyn New York in New York Cityand the first bear had was actually a Pilsnerand it was just unlike any other pillsand I really have had before is justso crisp and had that pretty Readiness to it and it was that's my style of beer in my wheelhouse.But I knew after having that on a hot summer day after a walk around thecity that this was just the the right partnershipand we've gotten along really welland he's he's he's very experiencedand he He knows how to create quality beer and knows how to create consistency,which is the biggest thing for me not just creating it one time,but can you replicate it and putting your quality control processes?And can you being in a commercial Brewer He's Able he has that experience to replicatea badge because it be consistent in what he makes and making sure that IPS.Someone got a month ago is the same.Taste same quality idea that they are getting now. That's awesome. And is there any I've seen a breweries focus onall different types of beers like some someso really focus on the ipas seen Brewery up in Vermont,you know doing only sours. Is there any type of beer that youguys are going to be really focused on?Now so there's not really oneor two styles that we're going to focus on WE my goal with this place is really create acommunity Gathering Place where anyone that may be not be privy to craft beer mightnot be completely a huge craft beer fan cancome and find something that they're going to like not focused on creating New England ipasand having my entire tab lists the ipas.I wanted to create this place where it's very approachable menu.So people can find maybe a lighter beer like it.Our locker that they can join a hot summerday or they can find a New England I pay if they want that or a stout in the winter.Like it's going to be very it's gonna be seasonal rotating and it's given our brew house is smaller.We were able to rotate a large selection of beers.I'm not going to really have that oneor one or two styles that we're going to focus onand Robbie's experience reflects that were he's able to create those styles ofbeer and great great quality beers.That's great. So there's there's somethingfor we won to kind of really helped to bring bring the community together Under One Roofand that's kind of my goal to coffee as well as to make it very approachable.I mean, I'll met at the beginningwhen I was getting into specialty coffee has very intimidated by all thejargon and pour over and different grinds sizes French,press all these all these different extraction methods all thedifferent rows profiles with a single origin.What's a blend it could be overwhelming at firstso It's really my goal with the cough side of thingsas well is to make it very approachable actually have education at the Roasterie as well.People can come roast along with me. They can come learn the differentextraction methods are not to make a pour-over at home.Learn the different Originsand how that if the growing messes the growing methods ofprocessing methods how they affect the flavorand the ultimate Taste of the coffee in your cup. It's great. I have recently been trying to get more into coffeeand not just grab any any bag that's on the Shelf but starts kind of learn more about you know,what I'm doing. Yes, it's similar to the big.I mean, I compared to the beginnings of craft beer where people just kind of drink theirmacro produce loggers didn't really visit anything else,but there's just so much more out thereand coffee that people can tryand Be amazed at what coughs can actually taste like instead of a darkbitter cup of coffee that you get from a large chain.Yeah. Well, what would you say to someone who's going to Dunkin Donuts?Every morning? Are they are they missing out on anything?Are they missing out on what golf good coffee really taste like yeah.They're they're missing out big timeand it's like drinking a Bud Light compared to and then IPA from your local Craft brewery.It's just it's not what coffee can taste like I mean if you like it you like it.That's that's that's fine with your taste preferences,but there's coffee can be more than just a bitter muddy cup of cup of coffee get from you.But Duncan that's cool.Yeah, you've talked a lot about know building a community,which I think is so core to the brewery space What are some of the things you plan?You to really reinforce that sense of community and to build that community and West Hartford.Yes. I mean the main thing will be our events that we helpedpull that at the brewery in The Taproom.I mean, we're going to be having like our weekly run Club.So we'll do that every weeks people can come whoever wants tocome run will do a loop around the breweryand then have a beer after and then we'll also be having community events there.So we'll be involved with different Community initiativesand organizations in the community to host them better at our private event space inthe in the Taproom be involved with the Chamber of Commerce.We that's that's the one thingas we why we chose West Harvardas yet is the Community Driven in supporting each other small businesses.And then yeah, I think the one one cool idea that I've come up with that can really pay it forwardwhile also making you feel like you're part of a community is well have a big board on the breweryand you can in the A broom and you can buy a beer or coffee for someone else.So say you go in you want to buy a coffee or a beer for your friend Tom?You can put his name tommand you prepay for the beer and then they when Tom comes in is a beer on you.So that's kind of this cool aspect of paying it forwardwhile also having the having a sense of community in the brewery.Wow, yeah, really like that young man.I would try to buy drinks for you know,what woman on my like at the back via Brewery. So what um, Yo,how are you looking at? the location like What you know,I guess we kind of already covered thisbut what what made you choose Wes hard for Hartford or do you have your location picked out yet?Yes. Oh, we're going to be in a 6,000 square foot building in the Elmwood section of West Hartford.We specifically chose this locationbecause I mean we love Elmwoodand so they sort of clock tick mix of businessesand it's just really an upand coming area and there's a lot of great things happening inElmwood that maybe people don't know about it.And that which is overall a great neighborhood and I think it's definitely in development.There's a few apartment complex that just got finishedand there's a huge another hundred plus unit apartmentcomplex that's being built within the next year.So definitely an up-and-comingarea and I think it's place you want to be a very high trafficand it's on the pretty much on the corner of three different towns.So there's there's a it's a good place to be That's awesome.And what do you raise in the capital to do?It's the capital of me mainly used to purchase Brewery equipmentand use that from use that money to buy the different equipmentfor the actual Brewing of the beerand then also the fermentationso the fermentation tanks selling equipmentand then our draft systemas well be using for thatfor portion of the funds and then a portion will be used to to furnish theTaproom build it out any building materials building.Our attack room speaker systems and different furniture and fixtures to fill out the Tap Room. Awesome, and why did you choose to use me invest raise the capital?So I can't about mean vestand at first he had never really heard of heard about itand start doing some digging some researchand I thought it was great house is a new Avenue to raise fundsfor small businesses and you don't have to have any connection to the business.You just think it's a cool ideaand you can invest as little as $100 and maybe you don't you're not a millionaire.You don't you're a big investor that's throwing down a lot of money to invest in somethingbut through tens 10 different donations.Support small business and get them get them an opportunity to start something.They otherwise wouldn't have got financing for through a bank.It's really a unique offeringand really a way to support your community without obviously throwing a lot of moneyand you can invest as muchas you need as you that allowsand you're supporting a small business in your investing in them as well.So you're a part of their success. Awesome, and what what are you most excited for with opening the brewery?yeah, just getting people into the cafe in The Taproom you just having our customers try our coffeeand try our beer and seeing their facewhen they See how good it isand getting feedback from customers seeingwhat they like what they don't like and it's just the kind of the getting people in the door.I mean we have our we have our customers now from The Coffee Roasting Company.We just started in January,but we want to really have the face to face interaction with our customersand see their see their reactions,see how see you